SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2015

CGG

Tour Maine Montparnasse –

33 Avenue du Maine –

BP 191 –

75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

CGG begins new multi-client BroadSeis survey in Norway

Tampen survey extends Horda program to 35,000 km2 of total coverage

Paris, France – May 13, 2015

CGG announced today a western extension of the Horda BroadSeisTM-BroadSourceTM 3D multi-client program it began acquiring in the Northern North Sea offshore Norway in 2014. The extension, known as Tampen, is located in the Northern Viking Graben offshore Norway and the UK and is expected to be completed in 2016. It will add a further 17,000 km2 of data to the initial 18,000-km2 Horda survey that CGG will complete this season to provide a total of 35,000 km2 of contiguous and uniform broadband seismic data coverage in one of the most prolific petroleum provinces in the world.

The Tampen survey will cover a mature, high-potential area encompassing fields such as Statfjord, Gullfaks, Snorre and Osberg in Norway in addition to several fields in the UK.

The overall Horda multi-client program will offer an integrated geoscience package to support exploration and development activities. It will include geological context and a prospectivity review, potential fields data, satellite hydrocarbon seep imagery, a high-quality well database, biostratigraphy, sedimentology and geochemistry data, and seismic reservoir characterization products supported by reservoir-quality seismic data.

Both the fast-track and full imaging of the Horda program is being undertaken in Norway with CGG’s very latest broadband subsurface imaging technologies. Fast-track data from the 2014 8,500 km2 section of the initial Horda survey was delivered in Autumn 2014, only 10 weeks after completion of the acquisition. The final data for this area as well as fast-track data for both the full 18,000 km2 Horda survey and this season’s section of the Tampen survey will be available in the fourth quarter of 2015.

Jean-Georges Malcor, CEO, CGG, said: “Our first Horda survey received such strong industry support from key industry players in the Northern North Sea, we decided to expand the model to the Tampen area. We believe the overall program represents the future of multi-client seismic surveys in Norway and offers clients an extensive, detailed, integrated and cost-effective dataset in a very prospective oil province offshore Norway. The Horda and Tampen surveys will allow them to calibrate and compare the seismic response from existing discoveries and new prospects and leads. This will reduce the risk of drilling structures adjacent to old discoveries and develop new play models in the region.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR),

CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 13th, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO